UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

Lifesciences Opportunities Incorporated
(Name of Issuer)

Common Stock, $.0001 Par Value
(Title of Class of Securities)

None
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Schedule 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Pacific Holdings Syndicate, LLC 20-2889177
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 6,712,500
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 6,712,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,712,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.1%
14	TYPE OF REPORTING PERSON (See Instructions) HC

Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $.0001 per share (“Common Stock”), of Lifesciences Opportunities Incorporated, a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8447 Wilshire Blvd, Suite 102, Beverly Hills, CA 90211.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Pacific Holdings Syndicate, LLC, an California limited liability company (“Pacific Holdings”). The address of Pacific Holdings’ principal executive offices is 8447 Wilshire Blvd, Suite 102, Beverly Hills, CA 90211. Pacific Holdings’ principal business is providing management and other services, either directly and/or through subsidiaries, to medical practices that provide tattoo removal and other skin care services, and to engage in any and all general business activities related or incidental thereto permitted under the Beverly-Killea Limited Liability Company Act of the California Corporations Code.

The name, business address and present principal occupation or employment of each managing member of Pacific Holdings, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and incorporated herein by reference.

(d) - (e) During the last five years, neither Pacific Holdings, nor, to the knowledge of Pacific Holdings, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) The citizenship of each manager of Pacific Holdings is set forth on Schedule I hereto.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 11, 2008, DRTATTOFF, LLC, a California limited liability company (“Dr. TATTOFF”) merged (the “Merger”) with and into the Issuer, pursuant to an Agreement and Plan of Merger, dated as of September 7, 2007, as amended (the “Merger Agreement”). Pursuant to the Merger Agreement, certain outstanding units of Dr. TATTOFF membership interests (“Units”) were converted into the right to receive one validly issued, fully paid and non-assessable share of Common Stock on a one-for-one basis. Immediately prior to the Merger, Pacific Holdings owned 6,712,500 Units, which were exchanged for 6,712,500 shares of Common Stock of the Issuer as provided in the Merger Agreement.

Item 4. PURPOSE OF TRANSACTION.

Pacific Holdings acquired the shares of Common Stock in the Merger as described in Item 3 herein.

In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Roland Perry, the Issuer’s sole officer and director, resigned from the positions of principal executive officer and principal financial officer effective immediately and from his position as the Issuer’s director effective on the tenth day after the mailing of a Schedule 14F-1 statement to the Issuer’s shareholders. Following Mr. Perry’s resignation as officer and pursuant to the Merger Agreement, James Morel (a manager of Pacific Holdings), John Keefe and Ian Kirby were appointed Chief Executive Officer, Chief Financial Officer, and Chief Marketing Officer, respectively, of the Issuer. Mr. Morel and Dr. William Kirby (a manager of Pacific Holdings) will become the directors of the Issuer on the effective date of the resignation of Mr. Perry. John J. Klobnak will also become a director of the Issuer and be named Chairman of the Board on such date provided certain other conditions are met.

As a result of the consummation of the Merger, the Issuer intends to amend its Articles of Incorporation in order to change its corporate name to “Dr. Tattoff, Inc.” in the near future.

References to, and the descriptions of, the Merger Agreement and the amendments thereto are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Depending upon then prevailing market conditions, other investment opportunities available to Pacific Holdings, the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable and other investment considerations, Pacific Holdings may endeavor to increase its position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market if the Issuer’s Common Stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Pacific Holdings may deem advisable. Pacific Holdings reserves the right to dispose of any or all of its shares of Common Stock in the open market if such market is created in the future or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Pacific Holdings intends to review its investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the actions suggested by Pacific Holdings, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, Pacific Holdings may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making other proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of its shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, communicating with the Issuer or other investors or changing its intention with respect to any and all matters referred to in Item 4.

Except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above, Pacific Holdings does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j), inclusive, of the instructions to Item 4 of Schedule 13D. Pacific Holdings may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Merger, on the filing date of this Schedule 13D, Pacific Holdings beneficially owned, in the aggregate, 6,712,500 shares of Common Stock, representing approximately 64.1% of the Issuer’s outstanding shares of Common Stock (based on 10,470,336 shares of Common Stock issued and outstanding as of February 11, 2008 according to the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on February 11, 2008).

(b) Pacific Holdings directly owns and has sole voting power and sole dispositive power with respect to all of the shares of Common Stock reported in this Schedule 13D as being beneficially owned by it. To the knowledge of Pacific Holdings, none of the individuals referred to in Schedule I have the sole or shared power to vote or direct the vote, or have the sole or shared power to dispose or direct the disposition, of any shares of Common Stock reported in this Schedule 13D as being beneficially owned by Pacific Holdings.

(c) Except as set forth in this Schedule 13D, neither Pacific Holdings, nor, to the knowledge of Pacific Holdings, any of the individuals referred to in Schedule I, has effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d) Except for Pacific Holdings, no person is known by Pacific Holdings to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Pacific Holdings.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Pacific Holdings, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or Schedule I and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated September 7, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on October 1, 2007).

2.2	Amendment Number 1 to the Agreement and Plan of Merger, dated October 5, 2007 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Issuer filed on February 11, 2008).

2.3	Amendment Number 2 to the Agreement and Plan of Merger, dated February 1, 2008 (incorporated by reference to Exhibit 2.3 to the Quarterly Report on Form 10-QSB filed on February 8, 2008).

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2008
PACIFIC HOLDINGS SYNDICATE, LLC

/s/ James Morel
Name: James Morel
Title: Manager

Schedule I

MANAGERS OF PACIFIC HOLDINGS SYNDICATE, LLC

Set forth below is a list of the managers of Pacific Holdings, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. Unless otherwise indicated below, the business address of each person is c/o Pacific Holdings Syndicate, LLC, 8447 Wilshire Boulevard, Suite 102, Beverly Hills, CA 90211.

Name	Citizenship	Present Principal Occupation and Business Address of Such Organization

James Morel	United States	Manager; Chief Executive Officer of the Issuer
William Kirby	United States	Manager; Medical Director of the Issuer
Christopher Knight	United States	Manager
Scott Woodruff	United States	Manager

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated September 7, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on October 1, 2007).

2.2	Amendment Number 1 to the Agreement and Plan of Merger, dated October 5, 2007 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Issuer filed on February 11, 2008).

2.3	Amendment Number 2 to the Agreement and Plan of Merger, dated February 1, 2008 (incorporated by reference to Exhibit 2.3 to the Quarterly Report on Form 10-QSB filed on February 8, 2008).